T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

June 19, 2009

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated June 9, 2009.  This letter contains the responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 3.  Acquisitions, Investments in Affiliates and Loans, page 85

Investment in MY Style, page 91

1.               We note your response to the first part of prior comment 1.  You state that the Original Exchangeable Notes contained an exchange feature akin to a deep-in-the-money option permitting you to purchase certain shares of common stock of MY Style.  Clarify whether the conversion option in the New Exchangeable Notes was also considered deep-in-the-money.  If so, it is unclear to us how you have determined that the characteristics of in-substance common stock have not been met for this instrument.  In this regard, the guidance in paragraph 6.b. of EITF 02-14 indicates that the existence of a deep-in-the-money conversion feature enables an investor to participate in the investee’s earnings and capital appreciation on a substantially similar basis to common stock.  Tell us how you evaluated each of the characteristics discussed in EITF 02-14 in determining that your investment does not represent in-substance common stock.

Response

A portion of the New Exchangeable Notes (as defined in the Company’s prior response) contains an exchange feature akin to a deep-in-the-money option permitting the Company to purchase 27.1% of the outstanding common shares of MY Style.  The option is embedded in the notes and does not meet the criteria for separate accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

In response to your prior comment, the Company reevaluated EITF No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14), to determine whether the exchangeable portion of the New Exchangeable Notes is in-substance common stock.  In accordance with EITF 02-14, if the Company has any characteristic that indicates the investment in MY Style is not substantially similar to an investment in MY Style’s common stock, the investment in MY Style is not in-substance common stock.  The Company has determined the New Exchangeable Notes have substantive liquidation preference over common stock as the Company has creditor rights ahead of common stock. Therefore, the Company’s investment in MY Style is not considered in-substance common stock in accordance with the criteria outlined in EITF 02-14.

2.               We note your response to the second part of prior comment 1.  Please explain for us in more detail the nature of the foreign currency transaction gains and losses that were not recognized during the first, second, and third quarters of fiscal 2009.  Clarify whether these errors were related to your application of the equity method to this investment during these three quarters.  If so, tell us how you previously accounted for the foreign currency effects of this investment during these three quarters.

In addition, tell us whether there were any effects of these errors on periods prior to the quarter ended September 30, 2008.  In this regard, we note that you retroactively applied the equity method.

Response

The Company accounted for its investment in MY Style as a bifurcation of debt and equity instruments.  The Original Exchangeable Notes (as defined in the Company’s prior response) and the New Exchangeable Notes (as defined in the Company’s prior response), collectively, the Notes, included a conversion feature whereby a portion of the notes could be converted to equity of MY Style.  In addition, Regis paid a premium attributed to the value of the equity ownership in MY Style to be obtained through its ability to convert a portion of the Notes.  If Regis did not utilize the conversion feature, the premium paid would be lost and it would not recover its full investment.  Accordingly, Regis initially concluded that the portion of the Notes that could be converted to equity of MY Style was, in substance, equity and should be accounted for as an investment rather than debt.  Accordingly, the Company accounted for the foreign currency translation impact of its investment in MY Style in accumulated other comprehensive income within shareholders’ equity.

In response to your prior comment, the Company reevaluated the accounting treatment of the Notes and determined the entire amount of the Notes should be accounted for as a debt instrument.  Accordingly, the Company should have recorded foreign currency transaction gains and losses through the Statement of Operations.

The following table summarizes the pretax impact of the foreign currency translation adjustments by quarter since the Company’s initial investment in April 2007 that were accounted for in accumulated other comprehensive income that should have been recorded in the Statement of Operations:

Quarter Ended	Foreign Currency (Loss)/Gain
June 30, 2007	$(203,000)
September 30, 2007	74,000
December 31, 2007	(50,000)
March 31, 2008	295,000
June 30, 2008	(374,000)
September 30, 2008	529,000
December 31, 2008	856,000
March 31, 2009	(115,000)

Management does not believe the impact of these errors was material to any fiscal year 2007 or fiscal year 2008 interim or annual period.  As previously communicated in the Company’s response dated May 22, 2009, the impact of the errors on interim periods and the year-to-date period for fiscal year 2009 was not material.

The application of the equity method of accounting had no impact on the foreign currency translation adjustment amounts noted in the table above.

As specifically requested by the Commission, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Randy L. Pearce
Randy L. Pearce
Senior Executive Vice President,
Chief Financial and Administrative Officer

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant